DRAFT 4-7-09

Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

April __, 2009

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Mexoro Minerals, Ltd.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Filed June 13, 2008

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Filed January 20, 2009

File No. 000-23561

Dear Mr. Schwall:

On behalf of Mexoro Minerals, Ltd., a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated February 23, 2009.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

General

1.

We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

In response to Comment 1, we have revised our Form 10-KSB to include page numbers and will ensure that all of our future filings are paginated.

Management’s Discussion and Analysis or Plan of Operation

Expenses

2.

We note your disclosure under this heading which states “Impairment of mineral property costs in 2008 increased to $580,000 compared to $259,000 for 2007.”  Please expand your disclosure here and within the appropriate footnote to provide a description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment and the method or methods for determining fair value (whether based on a quoted market price, prices for similar assts, or another valuation technique), as contemplated by paragraph 26 of FAS 144.  In addition, please clarify for us, in detail, whether this $580,000 impairment equates to the line item in your Consolidated Statements of Cash Flows titled ‘Acquisition of mineral property costs for stock.’

              In response to Comment 2, we have revised our Form 10-KSB/A filed with the Securities and Exchange Commission (“SEC”) to include the following disclosure:

‘For the year ended February 29, 2008, we incurred $580,000 in mineral property costs for Encino Gordo and Guazapares properties pertaining to a deferral agreement.  At February 29, 2008, we tested the carrying amounts of Encino Gordo and Guazapares properties for recoverability.  Based on our tests, we concluded that the sum of undiscounted cash flows expected to result from the use and eventual disposition of Encino Gordo and Guazapares properties was nil as the properties have no known reserves. Accordingly, a mineral property impairment loss of $580,000 has been recognized for the year ended February 29, 2008.’

In response to the second part of the question, we confirm that this $580,000 impairment equates to the line item in our Consolidated Statements of Cash Flows titled ‘Acquisition of mineral property costs for stock’.

Report of Independent Registered Public Accounting Firm

3.

We note your independent auditor references other auditors. Please note that if you have more than one independent accountant, a principal auditor must take responsibility for the financial statements for each year presented. That principal auditor may refer to other auditors whose reports and audits were relied upon, in which case the audit reports of the other auditors must be presented in the filing. Please include the required audit opinions for each of the fiscal years presented within the filing or explain why you believe you have complied with Article 2-05 of Regulation S-X.

In response to Comment 3, we have included the following reports in our Form 10-KSB/A:

-

auditor’s report from Comiskey & Co., dated May 24, 2004,  covering the period from inception (August 27, 1997) to February 29, 2004.

-

auditor’s report from PKF International, dated May 31, 2007 covering the period from inception of exploration stage (March 1, 2004) to February 28, 2007.

Consolidated Statements of Operations and Comprehensive Income (Loss)

4.

We note you present stock-based compensation as a separate component of operating expenses. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F for further guidance.

In response to Comment 4, in the financial statements included in the Form 10-KSB/A that we filed with the SEC, we have modified our presentation to include the expense related to share-based payment arrangements in the same line item as cash compensation paid to the same employees.

5.

Please tell us and consider expanding your MD&A disclosure to explain the reason for the decrease in interest expense from $2,293,904 during 2007 to $57,633 during 2008.

In response to Comment 5, we have included the following disclosure in the MD&A in our Form

10-KSB/A filed with the Securities and Exchange Commission regarding the reason for the decrease in interest expense from $2,293,904 during 2007 to $57,633 during 2008:

‘Our interest expense decreased to $57,633 for 2008 compared to $2,293,904 for 2007. The higher interest expense in 2007 pertains to convertible debentures issued by the Company in March and April 2006. The Company recorded a beneficial conversion feature of $1,359,300 as interest expense and $906,200 as relative fair value of the warrants in relation to the convertible debt. The Company did not incur interest expense related to convertible debt in 2008.’

Significant Accounting Policies

(m) Asset retirement obligations

6.

We note your statement that “Although the Company has begun exploration, a reasonable estimate cannot be made at this time; therefore, no liability has been recorded.” Please expand this disclosure to explain the facts and the reasons why the fair value of your asset retirement obligation cannot be reasonably estimated, as contemplated by paragraph 22 of FAS 143.

The Company accounts for asset retirement obligations (ARO) in accordance with Financial Accounting Standards Board (FASB) Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143). This accounting standard applies to the fair value of a liability for an ARO that is recorded when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. Obligations associated with the retirement of these assets require recognition in certain circumstances: (1) the present value of a liability and offsetting asset for an ARO, (2) the subsequent accretion of that liability and depreciation of the asset, and (3) the periodic review of the ARO liability estimates and discount rates. In 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — An Interpretation of FASB Statement No. 143 (FIN 47), which was effective for the company on December 31, 2005. FIN 47 clarifies that the phrase "conditional asset retirement obligation," as used in FAS 143, refers to a legal obligation to perform asset retirement activity for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional ARO should be factored into the measurement of the liability when sufficient information exists. FAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an ARO. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an ARO.

The Company is in an early stage of mineral exploration and has no known reserves as of February 29, 2008. Accordingly, the Company cannot reasonably estimate the fair value of those obligations because of their indeterminate settlement dates.

Note 6, Promissory Notes

7.

Please expand your disclosure to explain what ‘CHF’ stands for in the following statement: “The notes consist of one warrant for each CHF 5.00 of: notes issued, exercisable at $1.00 each (note 11).” Additionally, please explain why you have issued promissory notes with terms that include CHF.

During the twelve months ended February 29, 2008, the Company converted accounts payable of $465,994 (Swiss Franc (“CHF”) 565,000) into promissory notes.

The Company had an implied obligation to pay the accounts payable in Swiss Francs as the funds to pay the expense came from Swiss investors in Swiss Francs (“CHF”). Accordingly, the promissory notes were issued in CHF.  The revised Form 10-KSB includes an explanation as to what ‘CHF’ stands for.

Disclosure Controls and Procedures

8.

Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures. Refer to Item 307 of Regulation S-K. This comment also applies to your Form 10-Q for the fiscal quarter ended November 30, 2008.

Please refer to our response set forth in Comment 10.

9.

Please divide your disclosure under this heading into three separate topics as follows:

•

disclosure regarding disclosure controls and procedures (Item 307 of Regulation S-K);

•

disclosure of management’s annual report on internal control over financial reporting (Item 308T(a) of Regulation S-K); and

•

disclosure of changes in internal control over financial reporting (Item 308T(b) of Regulation S-K). Please note we do not believe qualifying language such as “no other changes” complies with Item 308T(b) of Regulation S-K.

In responding to the following comments, please provide us with a draft of your proposed amended disclosure for the entire section under this heading.

Please refer to our response set forth in Comment 10.

10.

With regard to your management’s annual report on internal control over financial reporting, please expand your disclosure to include the following:

•

a statement of management’s responsibility for establishing end maintaining adequate internal control over financial reporting in accordance with Item 308T(a)(1) of Regulation S-K;

•

a statement identifying the framework used by management to evaluate the effectiveness of the internal controls over financial reporting as required by Rule 13a—l 5(c) of the Exchange Act; and

•

management’s assessment of the effectiveness of internal control over financial reporting as of February 29, 2008, including a statement as to whether or not internal control over financial reporting is effective, pursuant to 308T(a)(3) of Regulation S-K.

To the extent you identify material weaknesses in your assessment of internal controls over financial reporting as of the year-ended February 29, 2008, please expand your disclosure to fully elaborate on the nature of the material weaknesses, the facts and circumstances under which they exist, and management’s specific plans for remediation as well as a timetable for remediation. Refer to Item 308T(a)(3) of Regulation S-K.

In response to Comments 8-10 we have included the following disclosure in our Form 10-KSB/A and Form 10-QSB/A filed with the Securities and Exchange Commission under Item 8A(T) and Item 4T, respectively:

AMENDED DISCLOSURE FOR FORM 10-KSB/A:

“ITEM 8A(T)  DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Securities and Exchange Commission defines the term “disclosure controls and procedures” to mean a company's controls and other procedures of an issuer that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  The Company maintains such a system of controls and procedures in an effort to ensure that all information which it is required to disclose in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified under the SEC's rules and forms and that information required to be disclosed is accumulated and communicated to chief executive and chief financial officers to allow timely decisions regarding disclosure.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the objectives of timely alerting them to material information required to be included in our periodic SEC reports and of ensuring that such information is recorded, processed, summarized and reported with the time periods specified.  Our chief executive officer and chief financial officer also concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives.

Internal Control Over Financial Reporting

The management of the Company is responsible for the preparation of the financial statements and related financial information appearing in this Annual Report on Form 10-KSB/A. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America. The management of the Company also is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company's internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including the chief executive officer and chief financial officer, does not expect that the Company's disclosure controls and internal controls will prevent all error and all fraud. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of the control system are met and may not prevent or detect misstatements. Further, over time control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

For the fiscal year ending February 28, 2007, our independent registered public accounting firm reported to our board of directors certain conditions involving internal controls which they believe represented material weaknesses in our internal control environment. These matters were with regard to insufficient personnel resources within the accounting function, based on the size and complexity of the organization, to affect timely financial close process and to effectively evaluate and resolve certain routine and non-routine and/or complex accounting transactions.

To remediate our internal control weaknesses, management implemented the following measures: the Company has added sufficient accounting personnel to properly segregate duties and to effect a timely, accurate preparation of the financial statements.

With the participation of the chief executive officer and chief financial officer, our management evaluated the effectiveness of the Company's internal control over financial reporting as of February 29, 2008 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation along with the report from the Company’s independent registered public accounting firm, our management has concluded that, as of February 29, 2008, the Company had a material weakness in its internal control over financial reporting.  Specifically, the management determined that the Company did not have sufficient personnel resources with the accounting function to affect timely financial close process and to effectively evaluate and resolve certain routine and non-routine and/or complex accounting transactions.

To remediate our internal control weaknesses, management implemented the following measures: the Company has added sufficient accounting personnel to properly segregate duties and to effect a timely, accurate preparation of the financial statements.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report on Form 10-KSB/A.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the last fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.”

AMENDED DISCLOSURE FOR FORM 10-QSB/A:

“Item 4A Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Securities and Exchange Commission defines the term “disclosure controls and procedures” to mean a company's controls and other procedures of an issuer that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  The Company maintains such a system of controls and procedures in an effort to ensure that all information which it is required to disclose in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified under the SEC's rules and forms and that information required to be disclosed is accumulated and communicated to chief executive and chief financial officers to allow timely decisions regarding disclosure.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the objectives of timely alerting them to material information required to be included in our periodic SEC reports and of ensuring that such information is recorded, processed, summarized and reported with the time periods specified.  Our chief executive officer and chief financial officer also concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the last fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.”

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Consolidated Balance Sheets, page 3

11.

Please address in your MD&A the reason for the increase in Accounts payable and accrued liabilities from $655,677 in 2007 to $2,686,271 in 2008.

In response to Comment 11, we have included the following disclosure in our Form 10-Q/A under the heading ‘Cash and Working Capital’ of the ‘Liquidity and Capital Resources’ section regarding the reason for the increase in Accounts payable and accrued liabilities from $655,677 in 2007 to $2,686,271 in 2008:

‘During the fiscal year 2008, we continued with our exploration program and also incurred corporate administrative expenses but were unable to raise sufficient funds to pay many of our suppliers. Our accounts payable and accrued liabilities increased from $655,677 in 2007 to $2,686,271 in 2008. Of the $2,686,271 accounts payable and accrued liabilities as of November 30, 2008, $1,846,632 related to exploration expenses.’

Note 7. Convertible Debentures, page 14

12.

Please expand your disclosure under this heading to identify the value assigned to the detachable warrants and the beneficial conversion feature, as applicable. Further, please reconcile for us the total value of the convertible notes issued, totaling $1,370,000, to the amount shown on the consolidated balance sheet of $1,145,860.

In response to Comment 12, we have included the following disclosure in our Form 10-Q/A to both  identify the value assigned to the detachable warrants and the beneficial conversion feature, and reconcile the total value of the convertible notes issued, totaling $1,370,000, to the amount shown on the consolidated balance sheet of $1,145,860:

‘The value assigned to the beneficial conversion feature of the convertible debentures issued to Paramount was $64,133. The fair value of the Warrants attached to the convertible debentures as discussed above was estimated to be $423,000. The fair value was estimated at the date of the grants using the Black-Scholes option pricing model with the following weighted average assumptions:’

The reconciliation of the total value of the convertible notes issued is as follows:

Mexoro Minerals Ltd.
Convertible Notes Reconciliation

Convertible Notes issued	$ 1,370,000

Amount on consolidated
balance sheet as of November 30, 2008	$ 1,145,860

Interest expense to be recognized on:
February 28, 2009	104,301
May 9, 2009	30,301
June 10, 2009	7,825
June 25, 2009	33,978
July 11, 2009	47,735
Amount to be reflected on balance sheet
of August 31, 2008	$ 1,370,000

Note 11. Stock Compensation Program, page 17

13.

Please clarify why there is no intrinsic value associated with the outstanding and exercisable options at November 30, 2008 within the summary of option activity table on page 18.

At November 30, 2008, the stock price of Mexoro was $0.18. The exercise prices of all the options granted as of November 30, 2008 were higher than $0.18. Accordingly, none of the exercisable options had any intrinsic value.

Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 22

14.

Please update the information and associated footnotes presented in the table on page 24. This comment also applies to your Form l0-Q for the fiscal quarter ended November 30, 2008.

            In response to Comment 14, we updated the information and associated footnotes presented in the table on page 25 of our Form 10-KSB/A.

Name	Date	Payment Type	USD

Encino Gordo Property	December 31, 2008	Property payment	$75,000

San Francisco	June 2008	Property payment	$40,000

Sahauyacan Property	July 2008	Property payment	$33,000

Sahauyacan Property	August 2008	Property payments	$180,000

Guazapares Property[1]	August 31, 2008	Property payment	$110,000

Cieneguita Property[2]	May 2008	Property payment	$60,000

San Antonio	January 2009	Property payment	$50,000

1 All Guazapares payments due by December 31, 2007 have been deferred, until in the opinion of the directors of Mexoro, Sunburst de Mexico and Mexoro have sufficient funds to make the payments. This includes deferred payments of $60,000 in August 2006 and $140,000 in August 2007.

2 The Cieneguita property payment of $120,000 was due in May 2008, of which, Mexoro paid $60,000. The balance of $60,000 was due and outstanding at the date of this report.

Name	Date	Payment Type	USD

Guazapares Property[1]	August 2008	Property payment	$110,000

Sahuayacan Property[2]	October 2008 to July 2011	Property payments	$170,000

Encino Gordo Property[3]	December 2008 to December 2009	Property payment	$200,000

San Antonio (Guazapares)	January 2009	Property payment	$50,000

Sahuayacan Property (La Maravilla)	January 2009	Property payment	$34,000

Segundo Santo Nino (Sahuayacan)	February 2009 and July 2009	Property payment	$50,000

Cieneguita Property	May 2009	Property payment	$120,000

San Francisco (Guazapares)	June 2009	Property payment	$250,000

Guazapares Property	August 2009	Property payment	$500,000

            In response to Comment 14, we updated the information and associated footnotes presented in the table on page 24 of our Form 10-Q/A.

1 All Guazapares payments due by December 31, 2007 have been deferred, until in the opinion of the directors of Mexoro, Sunburst de Mexico and Mexoro have sufficient funds to make the payments. This includes deferred payments of $100,000 due in November 2005, $60,000 due in August 2006 and $140,000 due in August 2007. Mexoro has not made the payment of $110,000 that was due in August 2008 and is in default.

2 All Sahuayacan payments due by September 30, 2008 have been made. The Company has not made the payments due for November 2008 and December 2008. The Company is in default and is negotiating the terms of payment with Minera Emilio, SA de CV.

3 The Encino Gordo property payment of $75,000 was due in December 2008. Mexoro is in default of this payment and is renegotiating the terms of payment.

Summary, page 24

15.

Please expand your disclosure to explain what you mean by the following: “We contemplated putting the Cieneguita property into production during 2008 but recent positive exploration results from our drilling programs have changed that plan.” This comment also applies to your Form 10-Q for the fiscal quarter ended November 30, 2008.

In response to Comment 15, we have included the disclosure in the following paragraph (first paragraph on page ___) of our Form 10-KSB/A:

‘We are not involved in any research and development on our exploration properties. We have no known reserves on the Cieneguita Property, but in anticipation of favorable results, we had planned to put the property into production, subject to the availability of funding and some additional exploration currently being completed. In anticipation of putting the property into production, we purchased approximately $250,000 worth of new and used mining equipment to be used for heap leach production. We had contemplated putting the Cieneguita Property in production during 2008 but recent positive exploration results have put the production schedule on hold. The mineralized material that has been defined by the extensive drilling appears to suggest that the mineralized material is far larger than originally contemplated.  Therefore, Management wants to ensure, based on the new exploration results, that the mine design contemplated will be suitable for the expanded size of the mineralized material. We also anticipate building a processing plant in the city of Chihuahua and we have the necessary permits in place to construct such a plant.’

In response to Comment 15, we have included the following disclosure in our Form 10-Q/A:

‘We are not involved in any research and development on our exploration properties. We have no known reserves on the Cieneguita property. Our original strategy was to put the Cieneguita property into production, and as such we purchased approximately $250,000 worth of new and used mining equipment to be used for heap leach production. We contemplated putting the Cieneguita property into production during 2008 but recent positive exploration results from our drilling programs have changed that plan. The mineralized material that has been defined by the extensive drilling appears to suggest that the mineralized material is far larger than originally contemplated and of a different material that is not suitable for heap leaching.  Therefore, Management wants to ensure, based on the new exploration results, that the mine design contemplated will be suitable for the expanded size of the mineralized material and the geological make up of the material.

With the contemplated joint venture with MRT, we do plan to put the Cieneguita project into production in the second or third quarter of 2009 but we will not be using the heap leach process as originally contemplated.  We still plan to use the equipment as part of the new mining process designed in the joint venture agreement. Though the mining equipment will be contributed to the joint venture company (assuming it is finalized, but for which no assurance can be given) to be used in the mining process, at the end of the joint venture the mining equipment will revert back to us. If the joint venture agreement with MRT is not finalized then it is managements’ plan to try and sell the equipment that we have purchased. At this time, we have no estimates on what the equipment will be worth in the secondary market. If we are unable to sell it, we may lose all of our capital investment. No assurances can be given that we will be able to sell the equipment at a price to recover our original investment, or at all.’

Controls and Procedures

16.

Under Rules 13a-15(e) and I5d-15(e), the definition of disclosure controls and procedures also includes controls and procedures to ensure that information required to be disclosed by an issuer in the reports it submits under The Act are accumulated and communicated to the issuer’s management, including its principal executive and financial officers. Please modify your disclosed definition of “disclosure controls and procedures” or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d- 15(e), if appropriate, to address this requirement.

          Please refer to our response set forth in Comment 10.

Exhibit 31.1

17.

We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of

2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(3l) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification.

In response to Comment 17, we have revised our certifications that were filed with our Form 10-KSB/A and Form 10-Q/A, respectively, to address the Commission’s comment.

Engineering Comments

Select intersections from historic drilling at the Cieneguita Property Mineral Deposits Guazapares

18.

We note you have disclosed sample ranges varying from 1.5 to 3.6 g/t Au or used similar phrasing at several locations in your filing. When reporting the results of sampling and chemical analyses, please modify your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•

Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

•

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•

Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

•

Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•

Eliminate statements containing grade and/or sample-width ranges.

•

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•

Generally, use tables to improve readability of sample and drilling data.

•

Soil samples maybe disclosed as a weighted average value over an area.

•

Refrain from reporting single soil sample values.

•

Convert all ppb quantities to ppm quantities for disclosure.

•

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please modify your disclosures to comply with this guidance.

In response to Comment 18, we have modified our disclosures in our Form 10-Q to comply with the guidance set forth in Comment 18.

San Francisco Este Target

19.

We note your disclosure of a gold equivalent grade in this section. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value and the associated parameters used in the calculation. This may include your assumed metal prices and metallurgical recoveries.

             In response to Comment 19, we have included the following disclosure in the section entitled “Guazapares” in our Form 10Q/A:

‘A 19 drillhole program has been completed on the Guazapares project totalling 2,670 meters. The most recent drilling results are from 16 completed holes drilled at the San Francisco Este, San Francisco Centro and El Cantilito concessions, three of the main targets identified in the project. All drill holes in the San Francisco Centro and El Cantilito concessions intersected intervals of gold and silver mineralization.  The drill holes are reported both as gold and silver values, as well as gold equivalent values (Au Eq.).  The formula for calculating the gold equivalent values is as follows:

•

For holes GU-01 to GU-03, Au Eq. was calculated using a factor = 56.32 (gold and silver prices on 20-26 October 2007). Gold equivalent is based upon metal prices of US$757 oz Au and US$13.44 oz Ag in terms of those prices 1 g/t Au = 56.32 g/t Ag ($757/$13.44)

•

For holes GU-04, GU-08 and GU-10 to GU-16, Au Eq. was calculated using a factor = 53.33 (gold and silver prices on 18-20 January 2008). Gold equivalent is based upon metal prices of US$800 oz Au and US$15 oz Ag in terms of those prices 1 g/t Au = 53.33 g/t Ag ($800/$15)

•

Formula to calculate gold equivalent –  Au Eq.= Au (g/t) + (Ag (g/t)/($ozAu/$ozAg))’

We’ve removed all references to Gold Equivalent from the 10-KSB/A as we do not have an accurate record of which specific dates and precious metal prices were used to make the calculations at the time of filing the Form 10-KSB.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.